Issuer Free Writing Prospectus dated April 15, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-217101

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Chi-Med Files Application to List in Hong Kong and Announces Proposed Global Offering

Hong Kong: Monday, April 15, 2019: Hutchison China MediTech Limited (“Chi-Med” or the “Company”) (AIM/Nasdaq: HCM), the commercial-stage biopharmaceutical company focused on discovery, development and commercialization of targeted therapies and immunotherapies for oncology and immunological diseases, is pleased to announce today that it has submitted a listing application on Form A1 to The Stock Exchange of Hong Kong (“SEHK”) to apply for the listing of, and permission to deal in, its Shares on the Main Board of the SEHK.  In connection with the proposed listing on the SEHK, the Company proposes to undertake a global offering of its Shares (collectively, the “Offering”).  Currently, the Company’s Shares are admitted for trading on the AIM market of the London Stock Exchange and its American Depositary Shares (“ADS”), each representing one-half of one Share, listed on the Nasdaq Global Select Market.

Simon To, Chairman of Chi-Med, commented: “We are delighted to announce our proposed Hong Kong listing and global offering of Shares.  The current pace of development of the biotech ecosystem in China is remarkable.  It is being fueled by the major unmet medical needs in China, systemic regulatory reforms that are accelerating new drug innovation and deepening market access.  This positive industry background has been bolstered by the introduction of new SEHK listing rules aimed at expanding efficient access to growth capital for biotech companies in the region.  We now see great benefit in seeking a listing in Hong Kong, our home market, to supplement our already highly successful AIM and Nasdaq listings.  We expect the listing to enhance liquidity for our shareholders and strengthen our access to capital with a view to ensuring that we can fully realize the considerable potential of our drug portfolio and continue to strive to become a global biopharmaceutical company.”

Although the final structure and size of the potential Offering is yet to be determined, Chi-Med expects that the net proceeds from any primary sale of Shares in the Offering, when completed, will be used mainly to fund the late-stage clinical development of its global and China pipeline and advance its pipeline of clinical-stage drug candidates, which will be described in Chi-Med’s Hong Kong prospectus to be issued in connection with the Hong Kong public offering of the Shares if the Offering proceeds (and in a prospectus supplement for the Offering in the United States).

Christian Hogg, CEO of Chi-Med, commented: “We have a highly productive discovery engine, a world-class scientific team of well over 400 people and an expanding pipeline, currently of eight drug candidates in over 30 clinical trials in China and around the world.  We are targeting two further new drug approvals over the next two years, on savolitinib and surufatinib, subject to positive clinical outcomes, to add to last year’s launch in China of Elunate (fruquintinib capsules), for colorectal cancer.  Together with the new listing, we believe this strong platform will allow Chi-Med to reinforce our position as a leading innovator in China oncology and to move forward at speed with the global development of our key drug candidates.”

CK Hutchison Holdings Limited (“CKHH” or “CK Hutchison”), currently the Company’s majority shareholder with a 60.2% shareholding, has informed the Company that it plans a secondary sale of a portion of its Shares in Chi-Med through the Offering.  CKHH has also informed Chi-Med that it intends to reduce its shareholding to below 50% both to improve liquidity in Chi-Med’s Shares and in order that Chi-Med would no longer be a consolidated subsidiary in the financial statements of CKHH.

Canning Fok, Group Managing Director of CKHH, commented: “Since we founded Chi-Med in 2000, it has enjoyed a truly remarkable ascent to become the first ever China-based biotech company to bring a targeted cancer therapy from discovery through to unconditional approval.  We believe that, in order to maximize patient benefit and shareholder value, we need to provide Chi-Med with full flexibility to accelerate investment in its own strategic goals, based on maximizing the potential of its clinical pipeline globally, independent of CKHH’s earnings objectives.  While we intend, for the first time since its inception, to realize a portion of the considerable value created by Chi-Med through the planned SEHK listing, we firmly believe in its growth potential and plan to maintain a significant shareholding in Chi-Med as an investment for the long term.”

The application proof contains, among other things, certain business and financial information relating to the Company.  Shareholders and potential investors of the Company should note that the application proof is in draft form and the information contained in it is subject to change which could be material.  The Company does not have any obligation or liability whatsoever in relation to the application proof. Only those persons who are residents of Hong Kong or not prohibited by any laws and regulations from gaining access to the listing applicant’s documents may access the Company’s listing application. Such listing documents available on the SEHK’s website are not part of any offering in the United States.

The Company’s listing application is subject to review by the SEHK and approval of the Listing Committee of the SEHK.  Upon in-principle approval being obtained for the SEHK listing, the Company will undertake a roadshow and bookbuilding process and a public offering of the Shares in Hong Kong.  Further information on the SEHK listing application process can be found on the SEHK’s website at www.hkex.com.hk/Listing/Getting-Started/Listing-on-the-Main-Board.

The Company’s listing application and the Offering is subject to, among other things, the completion of the review process of the Company’s listing application by the SEHK, approval of the Listing Committee of the SEHK for the listing of, and permission to deal in, the Shares on the Main Board of the SEHK and the final decision of the Company’s Board of Directors.  Accordingly, shareholders and potential investors of the Company should be aware that there is no assurance that the Offering will take place or as to when it may take place.  If the Offering does not proceed for any reason, the secondary sale of a portion of the Shares by CKHH in connection with the Offering will not take place.  Shareholders and potential investors of the Company should exercise caution when dealing in the securities of the Company.

The Company has made the application to the SEHK at this time to facilitate a potential listing on the SEHK in the third quarter of 2019.

In connection with the Offering, the Company proposes to (a) implement a share split whereby one share will be sub-divided into 10 shares and (b) amend certain provisions of the Company’s Articles of Association to reflect certain requirements of the SEHK.  Concurrent with the proposed share split, the ADS ratio will be changed from 1 ADS representing one-half Share to 1 ADS representing 5 Shares, so that the foregoing share split will not affect the trading price of our ADSs.  The share split will, however, result in a reduction in the price of each Share trading on the AIM market such that, immediately following the share split, the price of each Share on AIM will be one-tenth of the price prior to the split.  Further details will be provided to shareholders in due course and an extraordinary general meeting of the Company will be convened to obtain shareholders’ approval for the share split and the amendments to the Company’s Articles of Association.

Goldman Sachs (Asia) L.L.C. and Merrill Lynch Far East Limited (in alphabetical order) are the joint sponsors of the Offering.

The Company plans that the sale of Shares outside of Hong Kong, initially offered in the United States and sold outside the United States that may be resold from time to time in the United States, will be offered pursuant to an automatically effective shelf registration statement that has been previously filed with the U.S. Securities and Exchange Commission (the “SEC”).  However, the registration of the Offering will not be complete unless and until a prospectus supplement has been filed containing the terms and plan of distribution of the Offering pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”).  The securities referred to herein may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.  Any public offering of securities to be made in the United States will be made by means of a prospectus and a prospectus supplement.  Such prospectus and a prospectus supplement will contain or incorporate by reference detailed information about the Company and its management and financial statements.

This announcement is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About CK Hutchison

Listed on The Stock Exchange of Hong Kong Limited, CK Hutchison is a multinational conglomerate committed to innovation and technology with businesses spanning the globe.  With operations in over 50 countries and over 300,000 employees worldwide, CK Hutchison is principally engaged in five core businesses — ports and related services, retail, infrastructure, energy and telecommunications.

CK Hutchison reported turnover of approximately HK$453 billion (US$58 billion) for the year ended 31 December 2018.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events.  Actual results or developments may differ materially from those projected or implied in these forward-looking statements.  Factors that may cause such a difference include risks and uncertainties related to completion of the SEHK’s review of Chi-Med’s listing application and completion of the Offering (including the terms of the Offering), market conditions, the satisfaction of customary closing conditions related to the Offering, whether and the degree to which Chi-Med will continue to benefit from CKHH’s support, and Chi-Med’s ability to progress the development of its drug candidates and successfully commercialize them.  More information about the risks and uncertainties faced by Chi-Med will be contained or incorporated by reference in the preliminary prospectus filed with the SEHK and preliminary prospectus supplement filed with the SEC, in each case related to the Offering, when completed.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEHK, SEC and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

IMPORTANT NOTICE

No prospectus required for the purposes of the Prospectus Directive or admission document will be made available in connection with the matters contained in this announcement.  For these purposes, the term “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the term “2010 PD Amending Directive” means Directive 2010/73/EU.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained in this announcement, will not be accepted.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

The distribution of this announcement into jurisdictions other than the United Kingdom may be restricted by law.  Persons into whose possession this announcement come should inform themselves about and observe any such restrictions.

In connection with the Offering, the price of the Shares may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).  Details of any intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the Company’s Hong Kong prospectus, which will be issued in Hong Kong in connection with the Hong Kong public offering of the Shares if the Offering proceeds (and in a prospectus supplement for the Offering in the United States.

FOR READERS IN THE EUROPEAN ECONOMIC AREA

In any European Economic Area Member State that has implemented the Prospectus Directive, this announcement is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.  The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

FOR READERS IN THE UNITED KINGDOM

This announcement, insofar as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the securities which are the subject of the potential offering described in this announcement or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial e49(2)(a) to (d) (high net worth companies,  unincorporated associations etc.) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

FOR READERS IN THE PEOPLE’S REPUBLIC OF CHINA (“PRC”)

This announcement shall not be deemed as public invitation or inducement to enter into investment activity, nor shall the publication of this announcement be deemed as offering securities consultation-related services in the PRC (for the purpose of this announcement only, excluding Hong Kong, Macau and Taiwan).  The securities which are the subject of the potential offering described in this announcement may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

INSIDE INFORMATION

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
	Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe — Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas — Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	— Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	— Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China — Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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The issuer has filed an automatic shelf registration statement on Form F-3 (File No. 333-217101) (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus as supplemented by the prospectus supplement to be filed with the SEC and other documents the Company has and will file with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the current base prospectus, at no cost, by mail to: Attn: Company Secretary, Hutchison China MediTech Limited, 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.